U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -----------------------

                                   FORM 10-SB
                   General Form For Registration of Securities
                            of Small Business Issuers

       Under Section 12 (b) or (g) of the Securities Exchange Act of 1934


                           ACCUIMAGE DIAGNOSTICS CORP.
                 (Name of Small Business Issuer in its Charter)


        Nevada                                          33-0713615
----------------------------                    ---------------------------
(State or other jurisdiction of                    (I.R.S. Employer
incorporation or organization)                    Identification Number)

400 Oyster Point Blvd., Suite 114, South San Francisco, California  94080-1917
------------------------------------------------------------------------------
(Address of principal executive offices)                            (Zip Code)

                    Issuer's telephone number: (650) 875-0192

          Securities registered pursuant to Section 12(b) of the Act:

   Title of each class            Name of each exchange on which each class is
    to be registered                            to be registered
        None                                          None

           Securities registered pursuant to Section 12(g) of the Act:

                      Common Stock, no par value per share

                                (Title of Class)

ACCUIMAGE DIAGNOSTICS CORP.

FORM 10-SB

TABLE OF CONTENTS

PART I
Item 1.        Description of Business
Item 2.        Management's Discussion and Analysis or Plan of Operation
Item 3.        Description of Property
Item 4.        Security Ownership of Certain Beneficial Owners and Management
Item 5.        Directors, Executive Officers, Promoters and Control Persons
Item 6.        Executive Compensation
Item 7.        Certain Relationships and Related Transactions
Item 8.        Description of Securities
PART II
Item 1. Market Price of and Dividends on the Registrant's Common Equity and other Shareholder Matters
Item 2.        Legal Proceedings
Item 3.        Changes in and Disagreements with Accountants
Item 4.        Recent Sales of Unregistered Securities
Item 5.        Indemnification of Directors and Officers
PART F/S
               Financial Statements
PART III
Item 1.        Index to Exhibits
Item 2.        Description of Exhibits

         PART I

ITEM 1.  DESCRIPTION OF BUSINESS

(a)      Business Development

         AccuImage Diagnostics Corp. ("AccuImage" "Company" or "Issuer") was incorporated in Nevada on February 2, 1990 as Black Pointe Holdings, Inc. On June 27, 1996, the Company changed its name to AccuImage Diagnostics Corp. Immediately prior to such time the Company had been inactive. On September 30, 1997, pursuant to a Stock Exchange Agreement, the Company obtained all of the issued and outstanding shares of AccuImage Inc., a Nevada corporation, which owned the exclusive rights to certain computer software and technology which the Company had been licensing. The Company issued 4,000,000 shares of its common stock to acquire AccuImage Inc. On June 30, 1998, the shareholders of AccuImage, Inc. surrendered without consideration 2,000,000 shares of the common the stock received in the share exchange, and the Company reallocated those shares among the certain original shareholders to complete the exchange transaction as originally contemplated among the parties. Subsequent to the exchange, AccuImage Inc. was formally dissolved. The Company's website is www.accuimage.com.

(b)      Business of Issuer

         (1)      Principal products or services and their markets

         AccuImage Diagnostics Corp. is engaged in the design, development, and marketing of high-speed 2D, 3D, and 4D medical image visualization on low-cost personal computer (PC) platform workstations. AccuImage workstations process images obtained from standard medical CT scanners, MRI scanners, and Ultrasound scanners that are connected to standard hospital networks using the DICOM standard. AccuImage provides sophisticated 3D and 4D rendering technology in a low-cost, easy to use, high-speed, interactive product package. AccuImage products utilize the Windows95/98/NT operating system as well as modern consumer oriented computer systems. AccuImage software supports 3D and 4D shaded surface rendering, volume rendering, MIP, curved reformatting, and endoscopic "fly-throughs" of body cavities. All functions are performed in real-time with full user interactivity. AccuImage workstations are installed at leading hospitals and clinics internationally, including University of California, San Francisco, UCLA, Mayo Clinic, Stanford University, University of Munich, Singapore National University, Youngsei Hospital, University of Graz, Heartscan USA and Heartscan South Africa.

Background Technology

         The development of the computed axial tomography (CAT) scanner in the mid-1970's provided the ability to view anatomical images of the interior of the human body. The CAT device allows an X-ray beam to rotate around a specific area of the body and deliver the appropriate amount of X-radiation for the tissue being studied. These X-ray snapshots are pictures of the internal anatomy from different angles. A computer then assists in forming a composite readable image. CAT scanning has revolutionized medicine, especially neurology, by facilitating the diagnosis of brain and spinal cord disorders, cancer, and other conditions. Two more recently developed techniques are Magnetic Resonance Imaging (MRI) and Ultrasound Imaging (USI). These processes use radio and ultra-sound waves, respectively, to non-invasively image the interior of the body, often with greater effect than with X-ray technology. These technologies as well as Positron Emission Tomography (PET) scanning and Nuclear Medicine (NM) cameras are all capable of imaging cross section slices of the body.

         The existence of a series of cross sections of the human body in digital format provides the opportunity to form 3D images of internal structures. The cross section slices can be stacked into a cubic matrix, and sophisticated ray-tracing and surface rendering algorithms can be applied to extract a three-dimensional image of an internal organ such as the heart and its blood vessels. For example, if the cross section images can be obtained in milliseconds, using an Ultrafast(TM) Scanner known as Electron Beam Tomography
(EBT), then a 3D image of a beating heart can be formed. This type of display is referred to as 4D.

         In parallel with the development of cross section imaging, conventional X-ray imaging increasingly is being performed in a digital format. Fluoroscopic images are digitized into a digital video stream. Conventional X-ray films are scanned and stored in a digital format. New digital image sensors have been developed that replace film and provide the digital image without an intervening X-ray film (Digital Radiography). This collection of techniques is known as Picture Archiving and Communications (PACs). It is believed to be the way that modern hospitals in the near future will manage x-ray diagnosis and image storage.

         The digital revolution in medical imaging means that images can be shared inside and outside the hospital with the aid of network technology including the Internet and private Intranets. The American College of Radiology, American College of Cardiology and other professional organizations have in recent years sponsored the development of a standard image format so that images from various devices can be shared in a common display format. This standard is known as DICOM. The wide-spread adoption of the DICOM standard creates the business opportunity for AccuImage and others to participate in an exploding market for applications software that provides solutions for users of network distributed medical images.

The AccuImage Technology

         The underlying "engine" of the AccuImage technology is a special application of three-dimensional computer graphics and statistical image enhancement. That technology is similar to technologies used in engineering and other fields. The distinction is in its application to body tissues. To function, the discrete tissues must be digitally recognized and recorded. When converted to that form, the medical images not only can be handled with far greater ease and speed but also can be viewed and manipulated with far greater flexibility than ever before. This allows the viewer to rapidly view inaccessible body areas and look for the abnormal details necessary for a reliable medical diagnosis. This can be done safely, painlessly and with no side effects.

         AccuImage has two substantial advantages over other various companies who provide the ability to view and process medical images. First, AccuImage software is developed exclusively for the Microsoft Windows operating system using Intel Processors. As such the installed base of more than 80 million PCs worldwide are all potential users of AccuImage products. Second, AccuImage software is optimized for speed and ease of use. Taking advantage of the power of the latest multi-processor PCs with clock speeds of 400MHz and higher, AccuImage workstations can perform most functions in real-time which greatly eases the burden of learning to use the software, as well as the product's value when making medical diagnoses.

The Products

         AccuImage markets and continues to enhance products that provide solutions for the medical professional who needs to view and manipulate 2D, 3D and 4D medical images easily and quickly. The base products are the WebPACS Portal and the AccuView image viewer. All other products add additional functionality to these basic products and can be seamlessly integrated on the standard PC hardware platform.

o WebPACS Portal: The WebPACS Portal is installed at a clinic or hospital that has an installed medical acquisition device. This product provides data access and search capabilities to medical personnel through the use of standard web browser features. The Portal Frontpage is created and serviced by AccuImage. The Frontpage has the latest AccuImage software products available for download and sale, as well as links to the data itself. Each entry into an AccuImage WebPACS Portal represents the potential sale of other software products. Each placed AccuImage WebPACS Portal represents another permanently placed sales agent.

o AccuView: AccuView provides universal accessibility to view, share, and process medical images. AccuView can interface with any existing server-based PACS system, or it can be the foundation of a low-cost, high-performance distributed PACS system using the power of NT-based networking and standard PC desktop computers.

     Specifically, AccuView is a Viewer/Browser program that enables viewing of DICOM formatted images stored on a local PC, or on any network drive. AccuView is extendible using a series of powerful plug-in modules that provide additional network services and advanced processing functions. AccuView can display all medical images that are formatted with the DICOM standard including cine images from angiography, ultrasound, nuclear medicine, as well 2D and 3D images from conventional radiography, CT and MRI.

o AccuNet: AccuNet provides advanced DICOM receive service. Using this module, data can be received from any modality and/or workstation vendor that adheres to the DICOM standard and has an Internet connection. For example, doctors can use this module to receive data at home or in their office.

o AccuTrans: AccuTrans provides advanced DICOM send service. Data can be sent to any workstation connected to a network or the Internet with resident AccuNet software running.

o AccuPrint: AccuPrint provides the capability to print medical images on inexpensive paper printers and Codonics network printers through an easy-to-use, Microsoft Word based document assembly interface.

o AccuEdit: AccuEdit allows the user to edit away unwanted tissue structures before manipulating the medical data with other plugin modules. Single image editing, slab editing and barrel volume editing are all included. Editing may be performed using axial coronal and sagittal views. Data can also be resampled, cropped and filtered.

o AccuFilm: AccuFilm provides the capability to print medical images on laser film imagers using digital data transfer. Supported laser interfaces include 3M P831 and other protocols. Images can be printed from any AccuImage plugin module..

o AccuScore: AccuScore provides calcium scoring, reporting, and database management for quantifying the amount of calcium in coronary arteries as obtained using Imatron EBT or spiral/helical CT image data. Included are 3D Agatston scoring, interpolated plaque volume and calcium mass determination, context-driven auto reporting, and database storage of clinical parameters.

o AccuProjector: AccuProjector provides the capability to perform maximum intensity projections, multi-planar reformatting, and 3D rendering to display vascular and other body structures. Region data is selectable using a real-time rotatable rectangular volume and true 3D curved volumes that follow a vessel. The program processes a contiguous sequence of CT or MRI image data. 2D vascular projections are possible in any arbitrary plane with user definable increments. The resulting images may be stored or sent to a color printer via the standard NT platform.

o AccuVRT: AccuVRT utilizes a volume rendering technique with transparent full color output to display multiple tissues in various hues. This method may be used to render "life-like" renditions of all tissues in the body. Hallmark applications to date include diagnosis of vascular anomalies, renal disease, tumor characterization, as well as pre-surgical planning and post-surgical follow-up.

o AccuScope: AccuScope enables the user to design a specific flight path through a vessel, airway, or colon using set key-frames and auto-navigation. Volume data along this flight path are rendered on the surface of the lumen. With this information at hand, virtual imaging using CT data is now a viable asset to the diagnosis. It is foreseeable that uncomfortable studies such as barium enemas, and costly studies such as angiograms, may become confirmation tools rather than procedures necessary for initial diagnosis.

          (2)     Distribution methods of the products or services

         In the U.S. there are more than 600,000 such professionals who occasionally need to view the 200 million medical images that are acquired annually. The international market is three times larger. Most of these professionals already own or use at least one PC type computer system. The growth of the Internet and its penetration into homes and offices provides a pathway for the wide-scale interchange of medical images. Already most hospitals are acquiring or planning acquisition of internal Picture Archiving and Communications (PACS) networks that are connected to the Internet. The new DICOM standard insures that all of the various digital images on PACS systems will be readable in a common format.

         As mentioned previously, medical images in digital format are produced directly by CAT, MRI, USI, and NM devices. These techniques account for up to 40% of all medical images produced. In addition there is an increasing tendency for traditional film--based images to be digitized using scanners in order to store these images in digital format and make them available on PACS systems. It is widely believed that over the next ten years or so this trend will continue until most medical images are stored digitally and viewed on medical imaging workstations.

Installed Sites

         AccuImage products are installed at leading medical institutions world-wide. These include: University of California, San Francisco, California; Stanford University Medical Center, Stanford, California; Heartscan Imaging, So. San Francisco, California; Mayo Clinic, Rochester, Minnesota; St. Johns Cardiovascular Center, Harbor-UCLA, California; Colorado Imaging Center, Denver, Colorado; University of Munich, Germany; Younsei University, Seoul, South Korea; Kyongbuk University Hospital, Taegu, South Korea; Shields Cine, Connecticut, Spokane, Washington; Heartscan South Africa, Pretoria; Hua Shan Hospital, Shanghai; National Singapore University, Singapore.

         (3)      Status of any publicly announced new product or service

         The Company has not publicly announced any new product or services.

         (4) Competitive business conditions and the small business issuer's competitive position in the industry and methods of competition

         AccuImage's 3D visualization products face competition both from the manufacturers of imaging equipment and from other independent companies offering competing products. Nearly all manufactures of CT and MRI scanners offer some form of 3D-visualization workstation as an optional accessory for their scanners. The principal companies include GE Medical Systems, Philips Medical Systems, Picker International, Siemens Medical Systems, and Toshiba Medical Systems. Independent suppliers of 3D visualization products include Advanced Visual Systems, Inc., Engineering Animations Inc., Focus Imaging Inc., ISG Technologies Inc., ScImage Inc., TomTec Imaging Systems GmbH, Vital Images Inc., Volumetric Medical Imaging Inc., and Voxar. In addition, Ultrasound Imaging is beginning to enter the 3D visualization industry with companies such as Medison Co., Ltd, Life Imaging Systems Inc, and Hewlett-Packard Co., offering products.

Market Protection.

         The Company acquired its underlying technology under a contract from a German developer, who was the original developer. At the present time the Company and its predecessors have relied upon the secret and proprietary nature of the source code in protecting its special techniques from the competition. It has plans to file, but at this time has not, for copyrights in the U.S. as well as other countries. When the Company does so, Management believes that the copyrights will extend its protection to a degree. However, that protection cannot prevent competitors from entering the market in digital displays similar to those of the AccuImage proprietary software. The Company can, however, stop competitors from doing so in the exact same manner.

         The Company also relies on trade secrets and proprietary know-how which it seeks to protect, in part, through appropriate confidentiality and proprietary information agreements. These agreements generally provide that all confidential information developed or made known to the individual by the Company during the course of the individual's relationship with the Company is not to be disclosed to third parties, except in specific circumstances, and that all inventions conceived by the individual in the course of rendering services to the Company shall be the Company's exclusive property. There can be no assurance that confidentiality or proprietary information agreements will not be breached, that remedies for any breach would be adequate, or that the Company's trade secrets will not otherwise become known to, or independently developed by, competitors.

         (5) Sources and availability of raw materials and the names of principal suppliers

         The Company does not rely on any raw materials for its business operation.

         (6)      Dependence on one or a few major customers

         The Company does not rely nor is it dependent on one or a few major customers.

         (7) Patents, trademarks, licenses,franchises, concessions,royalty agreements or labor contracts, including duration

         The Company claims no patents, trademarks, licenses, franchises, concessions or royalty agreements. It has no labor contracts.

         (8) Need for any government approval of principal products or services and effect of existing or probable governmental regulations on the business

         Within the United States the use of devices in medical procedures is restricted to those which have been granted approval by the Food and Drug Administration ("FDA") under the Federal Food, Drug and Cosmetic Act. This approval is known as Pre Market Approval ("PMA"). Although limited marketing for use of products on an experimental basis is possible without full approval, obviously, no commercial demand exists unless the device has received full approval. Furthermore, medical providers will be hesitant to acquire devices that utilize unapproved procedures.

         The FDA either grants or refuses approval after a formal written request, known as the Pre Market Notification, is made for a specific device to be used for a specific procedure. Ordinarily, the applicant must demonstrate, to the satisfaction of the FDA, that the use of that device for the proposed procedure or product would be reliable and safe and, if applicable, will have no side effects currently or in the future. This process can require extensive testing, often lasting over an extended period and costing large sums. However, if a substantially similar device has previously received approval for the same or similar applications, Section 510(k) of the Food, Drug and Cosmetic Act allows the FDA to grant PMA without extensive testing and data.

         AccuImage received 510(k) approval from the FDA to market its products on August 29, 1996. Currently, AccuImage has FDA approval for all but two of its software plugins, which the Company has submitted for approval and is waiting for a reply. Outside the U.S., there is no uniform method of approval for medical devices. The Company also expects to apply for, and obtain, the necessary approvals from those countries in which the projected volume of sales warrant the effort. In certain instances, those applications may be arranged through existing sales representative organizations in the countries with whom the Company develops relationships. As no approvals are required for this technology in most of the Third World, including the Middle East, Central America and South America, sales may commence in those areas as soon as the Company has a distribution network in place. Orders can also be delivered to dealers and manufacturer's representative organizations in such countries.

         The federal governmental and certain states have enacted costs-containment measures such as the establishment of maximum fee standards in an attempt to limit the extent and cost of governmental reimbursement of allowable medical expenses under Medicare, Medicaid and similar governmental programs. A number of states have adopted or are considering the adoption of similar measures. Such limitations have led to a reduction in, and may further limit funds available for, diagnostic testing, and as a result may inhibit or reduce demand by healthcare providers for the Company's products. Additionally, hospitals may continue to face other capital constraints which prevent them from investing in such equipment. While the Company cannot predict what effect the policies of governmental entities and other third-party payers will have on future sales of the Company's products, there can be no assurance that such policy would not have a material adverse impact on the business of the Company.

         (9) Estimate of amount spent during each of the last two fiscal years on research and development activities, and the cost thereof borne directly by customers

         During the last two years the Company has engaged in extensive research and development activities, developing the various products and services described above. The Company estimates that is spent approximately $300,000 during 1998 on such research and development, and it expects to spend approximately the same amount in 1999.

         (10)     Costs and effects of compliance with environmental laws

         AccuImage's business operations are not regulated by environmental laws and regulations.

         (11)     Number of total employees and number of full time employees

         The Company currently has seven full time employees and two full time independent contractors.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     (a) The Company has identified three market trends that are reasonably likely to have an impact on the Company's demand for its products and hence, its liquidity.

     1. Competitive pressures on HMOs, clinics and hospitals demand that treatment becomes more efficient. These organizations require software solutions that provide data connectivity, functional scalability and superb medical diagnostic capability at a reasonable price.

     2. The growth of the Internet and its penetration into homes and offices provides a pathway for the wide-scale interchange of medical images. A new data standard for medical images (DICOM) insures that all of the various digital images are readable in a common format.

     3. The wide-spread use of the Internet and adoption of the DICOM standard creates the business opportunity for AccuImage to participate in an exploding market for applications software that provides solutions for users of network distributed medical images.

     (b) Internal and external sources of liquidity

     Liquidity improved with approximately $450,000 raised through equity financing using a Private Offering Memorandum that closed in February, 1999. The Company also secured a $100,000 loan in September, 1998 through a private party.

     During the next 12 months, the Company's foreseeable cash requirements will be met by a combination of revenue generated by the Company's sales staff, bank financing and additional equity financing.

     Recently, AccuImage signed a long-term OEM agreement with Imatron, Inc., a market leader in CT cardiac imaging to provide the medical visualization software sold with each new CT scanner. AccuImage has software distributors in Germany, Italy and Taiwan. The Company's sales staff is selling beta version of the newest generation of software to customers on a limited basis. AccuImage has FDA clearance on all but two of its software plugins requiring 510(k) filings. The Company will widely market its new software suite after incorporating customer feedback, and obtaining FDA approval on the remaining plugins.

Product Liability

     The Company's business exposes it to potential product liability claims which are inherent in the manufacture and sale of medical devices, and as such the Company may face substantial liability to patients for damages resulting from the faulty design or manufacture of products. The Company is in the process of obtaining product liability insurance coverage, however it does not currently maintain such coverage. There can be no assurance that product liability claims will not exceed coverage limits or that such insurance will continue to be available at commercially reasonable rates, if at all. Consequently, a product liability claim or other claim in excess of insured liabilities or with respect to uninsured liabilities could have a material adverse effect on the Company.

Product Recalls.

     Complex medical devices, such as the Company's products, can experience performance problems in the field that require review and possible corrective action by the manufacturer. The Company periodically receives reports from users of its products relating to performance difficulties they have encountered. These or future product problems could result in market withdrawals or recalls of products, which could have a material adverse effect on the Company's business, financial condition and results of operations.

Risks of Low-Priced Stocks; Penny Stock Regulations.

     The Company's Common Stock is traded over-the-counter on NASD'S "Electronic Bulletin Board." As such, the Company's Common Stock is subject to Rule 15g-9 under the Exchange Act, which imposes additional sales practice requirements on broker-dealers which sell such securities to persons other than established customers and institutional accredited investors. For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's Common Stock and may affect the ability of purchasers in this Offering to sell any of the Common Stock acquired pursuant to this Memorandum in the secondary market.

Share Price Volatility.

     The trading price of the Common Stock could be subject to wide fluctuations in response to quarter to quarter variations in operating results, changes in earnings estimates by analysts, announcements of technological innovations or new products by the Company or its competitors, general conditions in the software and computer industries and other events or factors. In addition, in recent years the stock market in general, and the shares of technology companies in particular, have experienced extreme price fluctuations. This volatility has had a substantial effect on the market price of securities issued by many companies for reasons unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of the Common Stock.

Year 2000 Compliance

     The Company uses a significant number of computer software programs and operating systems in its internal operations. The use of computer programs that rely on two-digit date programs to perform computations and decision-making functions may cause computer systems to malfunction in the year 2000 and lead to significant business delays and disruptions. While the Company believes that the software applications that it uses or has developed are year 2000 compliant, to the extent that any of these software applications contain source code that is unable to appropriately interpret the upcoming calendar year 2000, some level of modification or possible replacement of such source code or applications will be necessary. The Company is currently unable to predict the extent to which the year 2000 issue will affect its customers or strategic partners, or the extent to which it would be vulnerable to any failure by the customers or strategic partners to remedy any year 2000 issues on a timely basis. The failure of a customer or strategic partner subject to the year 2000 issues to convert its systems on a timely basis or a conversion that is incompatible with the Company's systems could have a material adverse effect on the Company's business, financial condition and results of operations.

Forward-looking Statements

     The discussion contained in this ITEM 2 and the prior section, ITEM 1, is "forward looking" as that term is contemplated by Section 27A of the Securities Act of 1933 and Section 12E of the Securities Exchange Act of 1934, including, without limitation, statements regarding the Company's expectations, beliefs, intentions or strategoies regarding future business operations and projected earnings from its products and services, which are subject to many risks.

     All forward-looking statements included in this document are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such foward-looking statements. The Company's actual results may differ materially as a result of certain factors, including those set forth hereafter and elsewhere in this Form 10-SB. Potential investors should consider carefully the previously stated factors, as well as the more detailed information contained elsewhere in this Form 10-SB, before making a decision to invest in the common stock of the Company.

ITEM 3.  DESCRIPTION OF PROPERTY

Principal Property

     The Company's principal office is located at 400 Oyster Point Blvd., Suite 114, South San Francisco, California 94080. The property is a seven-room suite of approximately 2,500 square feet. The property is leased from an unaffiliated third party for a period of two years for an annual rental of $45,000 payable monthly in the amount of $3,750. The Company maintains tenant fire and casualty insurance on its property located in such building in an amount deemed adequate by the Company.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

(a)  Security ownership of certain beneficial owners

     The following table sets forth information, to the best knowledge of the Company as of June 21, 1999, with respect to each person known by the Company to own beneficially more than 5% of any class of the Company's outstanding common stock.

                 Name and Address of     Amount and Nature of      Percent
Title of Class   Beneficial Owner        Beneficial Ownership(a)   of Class
--------------   -------------------     -----------------------   --------
Common Stock     Douglas P. Boyd             1,573,232 (b)          16.1%
                 1115 Lakeview Drive
                 Hillsborough,CA 94010

Common Stock     B Jack Iles in Trust        1,306,100 (c)          13.4%
                 355 Burrard Street
                 7th Floor
                 Vancouver, BC V6C 2G8

Common Stock     Geraldine Celestre          1,135,732              11.7%
                 254 Loyola Drive
                 Millbrae, CA 94030

Common Stock     Chung Lew                     500,000               5.1%
                 c/o US Trust
                 114 West 47th Street
                 New York, NY  10036

(a) As of June 21, 1999, 9,747,100 shares of common stock were issued and outstanding. Unless otherwise noted, the security ownership disclosed in the table is of record and beneficial.

(b) Includes 1,485,732 shares owned directly and 62,500 vested stock options. Also includes 25,000 shares owned by Dr. Boyd's wife to which Dr. Boyd disclaims any beneficial interest.

(c) Includes 940,000 shares held in trust for certain individuals to which Mr. Iles disclaims any beneficial interest.
         shares held.

(b)      Security ownership of management

     The following table sets forth information, to the best knowledge of the Company as of June 21, 1999, with respect to the beneficial ownership of each officer and director , and all directors and executive officers as a group.

                  Name and Address of         Amount and Nature of     Percent
Title of Class    Beneficial Owner            Beneficial Ownership(1)  of Class
--------------    -------------------         ----------------------   --------
Common Stock      Allen B. Poirson, Ph.D.         100,000 (2)            1.0%
                  2 Guerrero St., Apt. 302
                  San Francisco, CA  94103

Common Stock      Robert Taylor, Ph.D.             26,000 (3)            0.3%
                  c/o AccuImage Diagnostics
                      Corp.
                  400 Oyster Point Blvd.,#114
                  S. San Francisco, CA 94080

Common Stock      Douglas P. Boyd, Ph.D.        1,573,232 (4)           16.1%
                  1115 Lakeview Drive
                  Hillsborough, CA  94010

Common Stock      Alexander R. Margulis, M.D.      33,730 (5)            0.3%
                  8 Tara Hill Rd.
                  Tiburon, CA  94920

Common Stock      Chris Shepherd                  475,416 (6)            4.9%
                  2317 150B Street
                  White Rock, BC  V4A 8B1

Common Stock      All directors and executive   2,208,378               22.7%
                  officers as a group
                  (5 persons)

(1) As of June 21, 1999, there were 9,747,100 common shares outstanding. Unless otherwise noted, the security ownership disclosed in this table is of record and beneficial.

(2)  Consists of vested stock options. (3) Consists of vested stock options.

(4) Includes 1,485,732 shares owned directly and 62,500 vested stock options. Also includes 25,000 shares owned by Dr. Boyd's wife to which Dr. Boyd disclaims any beneficial interest.

(5) Includes 18,750 vested stock options and 15,000 shares owned by Dr.Margulis' wife to which Dr. Margulis disclaims any beneficial interest.

(6) Includes 236,666 shares owned directly and 43,750 vested stock options. Also includes 85,000 shares owned by Mr. Shepherd's wife to which Mr. Shepherd disclaims any beneficial interest.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The directors and executive officers of the Company and their respective ages are as follows:


Name                            Age   Position
----                            ---   --------
Allen B. Poirson, Ph.D.         38    President, Chief Executive Officer and
                                       Director
Douglas P. Boyd, Ph.D.          56    Director and Chairman of the Board
Alexander R. Margulis, M.D.     76    Director
Chris Shepherd                  52    Director, Acting Chief Financial Officer
Robert Taylor                   30    Chief Technology Officer
Shelley Staggs                  36    Vice-President Sales and Marketing
Bruce Borden                    47    Advisor

     All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. Aside from expenses to attend the Board of Directors meetings, the Company has not compensated its directors for service on the Board of Directors or any committee thereof. As of the date hereof, no director has accrued any expenses or compensation. Officers are appointed annually by the Board of Directors and each executive officer serves at the discretion of the Board of Directors. There are no family relationships between any of the directors and executive officers. The Company does not have any standing committees at this time.

     Allen Poirson, Ph.D, Director, President and CEO. Dr. Poirson has twelve years of experience as a research scientist and has published extensively in the fields of medical imaging, mathematics, biology, and computer science. He earned both his B.A.(1983) and Ph.D.(Vision Sciences; 1992) from Stanford University and has held research positions in the Howard Hughes Medical Institute at New York University, NASA-Ames Research Center, and since 1996, in the Neuroscience Department at Stanford University. Dr. Poirson is an expert in software development, internet communications and leading-edge medical technology including magnetic resonance imaging (MRI).

     Douglas P. Boyd, Ph.D, Director. Dr. Boyd received a Bachelor of Science degree from the University of Rochester in 1963 and Doctor of Philosophy in Physics from Rutgers University in 1969. He was a member of the technical staff of the Bell Telephone Laboratories, Murray Hill, from 1968-1969. From 1969-1976 he was a Research Physicist at Stanford University. From 1976 to 1982 he was a Professor of Radiology at the University of California, San Francisco and, since that date and continuing presently, is an Adjunct Professor of Radiology with the University. From 1981 to present, he has been employed by Imatron Inc., a publicly traded company he founded and a leading supplier of Ultrafast CT Scanners for general medical and cardiac diagnostic imaging. At Imatron Dr. Boyd served as CEO until 1988 and is currently Chairman of the Board and Chief Technology Officer. He is also a Director of InVision Technologies, Inc., a public company that manufactures and sells an advanced scanner system for explosives detection in airport baggage. He has published more than 100 scientific and technical articles in the fields of medical imaging and related technology and holds numerous UI.S. patents for his inventions including several patents in the field of CT scanning using fan beams, Xenon detectors, and scanning electron beams. He has been nominated for various awards in the fields of medical imaging and explosives detection including the Professor Sabino Di Rienzo International Award and the Conway Safe Skies Award.

     Alexander R. Margulis, M.D., Director. Dr. Margulis was graduated from Harvard Medical School with M.D. degree in 1950, following which he performed Residency in Radiology, University of Michigan, Ann Arbor, Michigan. He was admitted to the American Board of Radiology in 1954. Assistant Professor, University of Minnesota, Minneapolis. Assistant, Associate and Full Professor, Washington University, St. Louis. Professor & Chairman, Department of Radiology, University of California, San Francisco 1963-1989, 1980-1993 Professor of Radiology, Associate Chancellor & Special Projects Director, Magnetic Resonance Science Center. 1993-present Special Consultant to the Vice Chancellor for University Advancement & Planning, University of California, San Francisco, and Professor of Radiology. Seven (7) honorary doctorates Aix-Marseilles; Catholic University, Louvain Medical College of Wisconsin. Karolinska Institute,
Stockholm:  University  of Munich,  Germany.  University  of  Toulouse,  France,
University of Montpellier, France. Multiple gold medals. Multiple honorary memberships in radiologic societies throughout the world. Honorary Professor, Karolinska Institute. Foreign member, Serbia Academy of Arts & Sciences 1989. Foreign member, Russian Academy of Medical Sciences 1995. Senior member,
Institute of Medicine. President, Society of Gastrointestinal Radiology 1972, Association University Radiologists, USA 1966. San Francisco Radiologic Society 1967. Society of Chairmen Academic Radiology Departments (SCARD) 1968. California Academy of Medicine 1979. Society of Magnetic Resonance in Medicine 1983-1984. Member of numerous editorial board of medical journals. Over 250 articles concerned with intestinal radiology, magnetic resonance imaging in magnetic resonance spectroscopy and radiologic and health policy issues. Most important books - Alimentary Tract Radiology, four (4) editions (C.V. Mosby, St. Louis), Clinical Magnetic Resonance Imaging, 1983, and Biomedical Magnetic Resonance Imaging, 1984 (both Radiology Research and Education Foundation). Scientific Director, STAR (Schering Training in Advances in Radiology) 1993. Chairman of the Board of the Medical Advisory Board, R-2 Technologies, Los Angeles, 1995.

     Chris R. Shepherd, Director and Acting CFO. Mr. Shepherd was raised in Regina, Sask and attended University of Regina, articulating in the B.A.
Economics Program. From 1971 to 1981 he was an employee or independent distributor for a Toronto based international engineered building manufacturing company. His current positions in private companies include President, Arco Structures Inc., an Alberta company; President, Seacrest Development Corp., Surrey, B.C.; President, Olympic Silver Resources Inc., a Nevada company; Director, Vanasia International Educational Consultancy Ltd., Vancouver, B.C. Mr. Shepherd has been involved in the financing, strategic planning, and marketing of syndicated real estate investment projects. He is experienced in management, administration, and contracts. He has been a consultant to several public companies requiring seed capital financing or investor relations consulting services.

     Robert Taylor, Ph.D., Chief Technology Officer. Dr. Taylor has over ten years experience developing commercial software for PC-based visualization and analysis applications. He received both his B.S. (1990) and his Ph.D. (1996) in Physics from Imperial College of Science, Technology and Medicine, London, England. His professional software game products have sold over one million copies.

     Shelley Staggs, Vice-President Sales and Marketing Manager. Ms. Staggs has 15 years experience in medical sales to hospitals. She earned her B.S. in Radiologic Technology from Univ. of Oklahoma (1983) and holds a National ARRT license as well as being a certified radiological technologist (Texas license). Since 1993 she has been the CT and MRI Product Manager for Siemens Medical Systems. During that tenure, she built a solid customer base in eight western states -- California, Oregon, Washington, Idaho, Montana, Nevada, Alaska, and Hawaii.

     Bruce Borden, Advisor. Mr. Borden, a Harvard graduate, has twenty-five years of experience in the computer industry in corporate management, business and product development. He has been CEO, CTO, VP Business Development, and held other engineering management positions as well. Mr. Borden has led the development of software for electronic mail, networking, operating systems, graphics and visualization, and hardware designs for computer systems, networking, image processing and graphics. This background encompasses a number of well known companies including (from most recent): Kubota Graphics Corp., Ardent Computer, Silicon Graphics, 3Com Corp.(founder), and the Rand Corporation.

ITEM 6.  EXECUTIVE COMPENSATION

     The Summary Compensation Table shows certain compensation information for the Chief Executive Officer and the Company's most highly paid executive officers (collectively referred to as the "Named Executive Officers"). Compensation data for other executive officers is not presented in the graphs because aggregate compensation for such executive officers does not exceed $100,000 for services rendered in all capacities during the fiscal year. This information includes the dollar value of base salaries, bonus awards, the number of SARs/options granted, and certain other compensation, if any, whether paid or deferred.

                           SUMMARY COMPENSATION TABLE

The following table sets forth the aggregate compensation paid by the Company to certain named individuals for services rendered during the periods indicated:


                                                                                         Long Term Compensation
                          Annual Compensation                                             Awards

Name and Principal       Year            Salary       Bonus     Other Annual     Restricted    Securities
Position                                                        Compensation     Stock         Underlying
                                                                    (c)          Award         Options/ SARs
--------------------------- --------------- ------------ -------- ---------------- -------------- -----------------
Allen B. Poirson,        1999 (d)        $70,000       -0-       $1,000            -0-         $47,000 (e)
President and CEO (a)    1998            $70,000       -0-         -0-             -0-             -0-

Robert Taylor, Chief     1999 (d)        $52,000       -0-         -0-             -0-         $13,000 (f)
Technology Officer (b)

--------------------------- --------------- ------------ -------- ---------------- -------------- -----------------


(a) Dr. Poirson was appointed President and Chief Executive Officer on June 15, 1998.

(b) Mr. Taylor was appointed Chief Technology Officer effective June 21, 1999. Prior to that date, he was an independent contractor with the Company.

(c) Represents  the Company's  matching  contributions  to its 401(k) plan.

(d) Figures represent compensation through June 30, 1999.

(e) Represents vested options granted by the Company on June 15, 1998 at the value of the exercise price. Does not include an additional 300,000 options that have not vested.

(f) Represents vested options granted by the Company on February 19, 1999 at the value of the exercise price.

     There are no standard arrangements pursuant to which the Company's directors are compensated for any services provided as director other than reimbursement for expenses relating to attendance at Board of Directors meetings.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

(a) Transactions during the last two years involving any Director or Executive Officer of the Company:

     Douglas P. Boyd, Ph.D., a director and shareholder of the Company, is also Chairman of the Board of Imatron, Inc., a New Jersey corporation, ("Imatron") based in South San Francisco, California. Imatron is engaged in the business of providing imaging technology and services for its products and for the products of others. On April 14, 1999, Imatron and the Company entered into a Product Development, Distribution, and Warranty Support Agreement which provides for Imatron to be the exclusive distributor of AccuImage products to certain new customers and to be its provider of on-site corrective maintenance, warranty and customer support for systems the Company has sold. Approximately seventy-five percent of the Company's evenue comes from its development and distribution arrangement with Imatron.

ITEM 8.  DESCRIPTION OF SECURITIES

     The Company is authorized to issue two classes of shares, Common Stock and Preferred Stock. The total number of shares of Common Stock the Company is authorized to issue is Fifty Million shares with a par value of one tenth cent each, of which 9,747,100 are issued and outstanding. The total number of shares of Preferred Stock the Company is authorized to issue is Ten Million shares with a par value of one-tenth cent each, none of which are issued and outstanding. Should the Company, in the future, deem it necessary or appropriate to issue that stock, the Board of Directors has the authority, under the Certificate of Incorporation, to establish different series of any class of stock and to determine the relative rights, preferences, privileges and limitations of each such series.

     The holders of the Common Stock shall always be entitled to one vote per share of Common Stock in the election of directors and upon each other matter coming before any vote of shareholders. Neither the Company's Articles of Incorporation nor its bylaws provide for dividend, voting, or preemption rights. Nor are there any provisions that would delay, defer, or prevent a change in control of the Company.

     In January, 1998, the Company adopted the 1998 Stock Option Plan, setting aside 1,600,000 for issuance. As of June 21, 1999, the Company had granted to its employees and directors 1,173,000 options exercisable for Company Common Stock. The exercise price varies depending on the trading price of the Company's common stock on the date of issuance among other factors.

     Pursuant to a 1998 private placement offering, the Company issued 930,000 warrants redeemable for Company Common Stock at $1.00 per share.

     There are currently 9,747,100 shares of Company common stock issued and outstanding, which includes 4,552, 100 shares designated as "free trading" and 5,195,000 shares designated as "restricted securities". Of these 5,195,000 "restricted securities", 1,049,789 have satisfied the one year holding period of Rule 144, and may be publicly sold in accordance with this Rule; the effectiveness of this Form 10-SB will enable the Company to have "current public information" available for resale of restricted securities.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

(a)      Market information

         The Company's common stock is traded over-the-counter on NASD'S "Electronic Bulletin Board" under the symbol "AIDP". Quotations commenced in August, 1997.

         The price range of high and low bid for the Company's common stock for the periods shown is set forth below:

         Period                   High                     Low
         ------                   ----                     ---
     4/1/99 - 6/24/99            .6250                   .2800
     1/1/99 - 3/31/99            .8125                   .2500
     10/1/98 - 12/31/99          .9375                   .1875
     7/1/98 - 9/30/98            .8125                   .2812
     4/1/98 - 6/30/98           1.0000                   .4375
     1/1/98 - 3/31/98            .6875                   .4062
     10/1/97 - 12/31/97          .8125                   .3750
     8/1/97 - 9/30/97           1.7500                   .5625


         The Company is filing this Form 10-SB

(b)      Stockholders

         As of June 21, 1999 there were approximately ninety-nine shareholders of record of AccuImage Common Stock. No shares of preferred stock have been issued.

(c)      Dividends

         The Company has never declared a cash dividend. Nevada Revised Statutes section 78.288 limits the Company's ability to pay dividends on its common stock if any such dividend would render the Company insolvent.

ITEM 2.  LEGAL PROCEEDINGS

         The Company is not a party to any pending legal proceeding.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         Since  approximately  April 1997,  the  Company's  accountant  has been
Schvaneveldt   and  Company  of  Salt  Lake  City,  Utah.  There  have  been  no disagreements between the Company and their accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

          Pursuant to a 1996 private placement offering, 990,000 shares of Common Stock were sold to fifty-four non-U.S. residents to raise capital for the Company. The shares were exempt under Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933.

         On September 30, 1997, the Company acquired all of the outstanding stock of AccuImage Inc., a Nevada corporation, in exchange for 4,000,000 shares of "restricted" Company Common Stock. Shares in the following amounts were issued to:

           Name                                            Shares
   Geraldine and Carmelo Celestre, JTROS                  1,710,000
   Douglas Boyd, Ph.D. and Inyoung Boyd                   1,710,000
   Sam C.H. Wu                                              380,000
   Uwe Mundry                                               200,000

The shares were exempt from registration under rule 4(2) of the Securities Act of 1933.

         On June 30, 1998, these former shareholders of AccuImage, Inc. surrendered to the Company without consideration 2,000,000 shares of the common the stock received in the share exchange, and the Company reallocated those shares among the Company's shareholders to follow the intent of the exchange transaction as originally contemplated among the parties. See Exhibit 2.1, Rescission and Transfer Agreement for share allocation. The issuance was exempt under Section 4(2) of the Securities Act of 1933.

         In September, 1998, the Company conducted a private placement offering of up to 1,200,000 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) Common Stock under
Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933 to "accredited" investors at a price of $0.50 per share. Ten individuals purchased 930,000 Units, which consisted of (a) one share of Common Stock and (b) one warrant redeemable for Company Common Stock at a price of $1.00 per share.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company's Articles of Incorporation and bylaws authorize the Company to provide indemnification of its directors and officers. The Company currently does not maintain any such liability insurance.

         Section 78.751(1) of the Nevada Revised Statutes ("NRS") authorizes a Nevada corporation to indemnify any director, officer, employee, or corporate agent "who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation" due to his or her corporate role. Section 78.751(1) extends this production "against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful."

         Section 78.751(2) of the NRS also authorizes indemnification of the reasonable defense or settlement expenses of a corporate director, officer, employee or agent who is sued, or is threatened with a suit, by or in the right of the corporation. The party must have been acting in good faith and with the reasonable belief that his or her actions were not opposed to the corporation's best interests. Unless the court rules that the party is reasonably entitled to indemnification, the party seeking indemnification must not have been found liable to the corporation. To the extent that a corporate director, officer, employee, or agent is successful on the merits or otherwise in defending any action or proceeding referred to in Section 78.751(1) or 78.751(2), Section
78.751(3) of the NRS requires that he be indemnified "against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the defense."

         Section 78.751(4) of the NRS limits indemnification under Section 78.751(1) and 78.751(2) to situations in which either (a) the stockholders, (b) the majority of a disinterested quorum of directors, or (c) independent legal counsel determine that indemnification is proper under the circumstances. Pursuant to Section 78.751(5) of the NRS, the corporation may advance an officer's or director's expenses incurred in defending any action or proceeding upon receipt of an undertaking. Section 78.751(6)(a) provides that the rights to indemnification and advancement of expenses shall not be deemed exclusive of any other rights under any by-law, agreement, stockholder vote or vote of disinterested directors. Section 78.751(6)(b) extends the rights to indemnification and advancement of expenses to former directors, officers, employees and agents, as well as their heirs, executors and administrators. Regardless of whether a director, officer, employee or agent has the right to indemnity, Section 78.752 allows the corporation to purchase and maintain insurance on his behalf against liability resulting from his or her corporate role.

PART F/S

Financial Statement and Supplementary Data

         The Company's audited financial statements for the years ended September 30, 1998 and 1997 and for the interim period ending March 31, 1999, have been examined to the extent indicated in their reports by Schvaneveldt and Company, Certified Public Accountant, and have been prepared in accordance with generally accepted accounting principles and pursuant to the Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein.

 (a)    Audited Financial Statement for the fiscal year end

         Report of Independent Certified Public Accountants

         Balance Sheets as of September 30, 1998 and September 30, 1997

         Statements of Operations for the Years Ended September 30, 1998, 1997 & 1996

         Statements of Stockholders' Equity for the period from October 1, 1995 to September 20, 1998

         Statements of Cash Flows for the Years Ended September 30, 1998, 1997 & 1996

         Notes to Financial Statements

-----------------------------------------------------------------------------

Independent Auditors Report

Schvaneveldt & Company
Certified Public Accountant
275 East South Temple, #300
Salt Lake City, Utah 84111
(801) 521-2392

Darrell T. Schvaneveldt, C.P.A.

To the Board of Directors
AccuImage Diagnostics Corp.

I have audited the accompanying balance sheets of AccuImage Diagnostics Corp., as of September 30, 1998 and 1997, and the related statements of operations, stockholders' equity, and cash flows for the fiscal years ended September 30, 1998, 1997 and 1996. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of AccuImage Diagnostics Corp., as of September 30, 1998 and 1997, and the results of its operations and its cash flows for the fiscal years ended September 30, 1998, 1997 and 1996, in conformity with generally accepted accounting principles.


/S/ Schvaneveldt & Company
May 10, 1999
Schvaneveldt & Company
-------------------------------------------------------------------------------

                           AccuImage Diagnostics Corp.
                                 BALANCE SHEETS
                            September 30, 1998 & 1997

                                              September              September
                                              30, 1998               30, 1997
            Assets
Current Assets
 Cash On Hand                                   $2,117               $333,762
 Accounts Receivable                            17,226                136,625
 Less Allowance for Uncollectible Accounts          -0-               (38,900)
 Inventory                                      12,366                  8,521
 Consigned Goods                                    -0-                27,053
 Prepaid Expense                                 3,667                  8,700
 License Rights for Resale                      81,850                     -0-
                                                ------                 -------

   Total Current Assets                        117,226                475,761

Equipment, Property & License
 Office Equipment - Net                         37,959                 39,577
 Software - Net                                 25,021                 22,941
 Licenses - Net                                 73,686                213,426
                                                ------                -------

   Total Equipment, Property & License         136,666                275,944

Other Assets
 Deferred Private Offering Costs                22,290                     -0-
 Security Deposit                                4,318                    401
 Incorporation Costs - Net                         -0-                  1,186
  Total Other Assets                            26,608                  1,587
                                                ------                  -----

           Total Assets                       $280,500               $753,292
                                              ========               ========

   Liabilities & Stockholders' Equity

Current Liabilities
 Accounts Payable                               $18,981                  $-0-
 Accrued Expenses                                83,263                113,817
 Payroll Taxes Payable                              204                 14,332
 Sales & Use Taxes Payable                        5,270                  5,000
 License Fee Payable                                 -0-                49,672
 Product Warranty Reserve                        29,665                 29,665
 Accrued Income & Franchise Taxes                    -0-                 7,755
 Notes Payable                                  156,500                     -0-
                                                -------                     ---

   Total Current Liabilities                    293,883                220,241

Stockholders' Equity
 Preferred Shares 10,000,000 Shares Authorized
  at $0.001 Par Value (None Issued)
 Common Shares 50,000,000 Authorized at $0.001
  Par Value;8,732,100 Shares & 8,582,100 Shares
  Issued & Outstanding Respectively               8,732                  8,582
 Paid In Capital                              1,067,268                992,418
 Deficit Accumulated                         (1,089,383)              (467,949)
                                             -----------              ---------

   Total Stockholders' Equity                   (13,383)               533,051
                                                --------               -------

   Total Liabilities & Stockholders' Equity    $280,500               $753,292
                                               ========               ========

The accompanying notes are an integral part of these financial statements.


                           AccuImage Diagnostics Corp.
                            STATEMENTS OF OPERATIONS
               For the Years Ended September 30, 1998, 1997 & 1996

                            1998                1997                1996
                            ----                ----                ----

Revenues
    Sales                  $440,444            $360,324                 $-0-
    Installation              2,900               4,972                  -0-
                              -----               -----                  ---

     Total Revenues         443,344             365,296                  -0-

Costs of Goods Sold
    Beginning Inventory      $8,521                 $-0-                $-0-
    Purchases & Costs       155,040             142,517                  -0-
    Commission & Fees            -0-             11,550                  -0-
    Ending Inventory        (12,366)             (8,521)                 -0-
                            --------             -------                 ---

  Total Cost of Goods Sold  151,195             145,546                  -0-
                            -------             -------                  ---

    Gross Profit            292,149             219,750                  -0-

    Operating & Administration
     Expenses               918,927             705,513               5,480
                            -------             -------               -----

    Loss from Operations   (626,778)           (485,763)             (5,480)

Other Income or (Expenses)
    Interest Income           5,344              27,339                  -0-
    Franchise & Other Taxes      -0-             (2,525)                 -0-
                                 ---             -------                 ---

    Total Other Income
    (Expenses)                5,344              24,814                  -0-
                              -----              ------                  ---

    Net Loss              ($621,434)          ($460,949)            ($5,480)
                          ==========          ==========            ========
    Loss Per Share            ($.07)              ($.10)              ($.00)

    Weighted Average
    Shares Outstanding    8,594,600           4,582,100           6,421,122

The accompanying notes are an integral part of these financial statements.


                           AccuImage Diagnostics Corp.
                       STATEMENTS OF STOCKHOLDERS' EQUITY
                      October 1, 1995 to September 30, 1998

                                     Common Stock        Paid In Accumulated
                                   Shares     Amount     Capital     Deficit

Balance, October 1, 1995          7,000,000    7,000      -0-       (1,520)

Shares Returned to Company
for Cancellation                 (3,407,900)  (3,408)    3,408

Net Loss for the Fiscal Year
Ended September 30, 1996                                            (5,480)
                                                                    -------

Balance, September 30, 1996       3,592,100     3,592    3,408      (7,000)

Shares Issued for Cash at
$1.00 Per Share                     990,000       990  989,010

Shares Issued to Acquire 100%
of AccuImage, Inc.                4,000,000     4,000

Net Loss for Fiscal Year
Ended September 30, 1997                                           (460,949)
                                                                   ---------

Balance, September 30, 1997       8,582,100      8,582  992,418    (467,949)

Shares Issued for Cash at
$.50 Per Share                      150,000        150   74,850

Net Loss for Fiscal Year
Ended September 30, 1998                                           (621,434)
                                                                   ---------

Balance, September 30, 1998       8,732,100     $8,732 $1,067,268($1,089,383)
                                  =========     ====== ========== ==========

The accompanying notes are an integral part of these financial statements.


                           AccuImage Diagnostics Corp.
                            STATEMENTS OF CASH FLOWS
               For the Years Ended September 30, 1998, 1997 & 1996

                                            September   September    September
                                            30, 1998    30, 1997     30, 1996

Cash Flows from Operating Activities
   Net (Loss)                               ($621,434)  ($460,949)   ($5,480)
   Adjustments to Reconcile Net Loss,
   to Net Cash Used by Operating
   Activities
     Depreciation                               9,360       5,989        -0-
     Amortization                             138,845      47,835        -0-
     Provisions for Uncollectible Accounts    (38,900)     38,900        -0-
     Provisions for Warranty Reserve               -0-     29,665        -0-
   Changes in Operating Assets & Liabilities
     (Increase) in Accounts Receivable        119,399    (136,625)       -0-
     (Increase) in Inventory                   (3,845)     (8,521)       -0-
     (Increase) in Consigned Goods             27,053     (27,053)       -0-
     (Increase) in Prepaid Expenses             5,033      (8,700)       -0-
     (Increase) in License Rights             (81,850)         -0-       -0-
     (Increase) in Security Deposit            (3,917)       (401)       -0-
     (Decrease) Increase in Accrued
         Expenses                             (30,554)    113,817        -0-
     Increase in Payroll Taxes Payable        (14,128)     14,332        -0-
     Increase in Sales & Use Tax Payable          270       4,874        -0-
     (Decrease) Increase in Licenses Fees
         Payable                              (49,672)     49,672        -0-
     (Decrease) Increase in Income &
         Franchise Tax                         (7,755)      2,525        -0-
     Increase (Decrease) in Accounts Payable   18,981          -0-     (650)
                                               ------          ---     -----

         Net Cash Used by
         Operating Activities                (533,114)   (334,640)   (6,130)

Cash Flows from Investing Activities
     Purchase of Office Equipment              (7,741)    (45,566)       -0-
     Cash from Subsidiary                          -0-     10,002        -0-
     Purchase of Nectec License                    -0-    (10,000)       -0-
     Purchase of NIT License                       -0-   (164,500)       -0-
     Purchase of Technology License                -0-    (61,534)       -0-
     Purchase of Software                          -0-    (50,000)       -0-
                                                   ---    --------       ---
         Net Cash Used by
         Investing Activities                  (7,741)   (321,598)       -0-

Cash Flows from Financing Activities
     Proceeds from Long Term Debt             156,500          -0-       -0-
     Proceeds from Sale of Common Stock        75,000     990,000        -0-
     Deferred Private Offering Memorandum
         Costs                                (22,290)         -0-       -0-
                                              --------         ---       ---

         Net Cash Provided by
         Financing Activities                 209,210     990,000        -0-
                                              -------     -------        ---

         Increase (Decrease) in
         Cash & Cash Equivalent              (331,645)    333,762    (6,130)

         Cash & Cash Equivalents
         at Beginning of Year                 333,762          -0-    6,130
                                              -------          ---    -----

         Cash & Cash Equivalents
         at End of Year                        $2,117    $333,762       $-0-
                                               ======    ========       ====

Disclosures of Cash Used by
 Operating Activities

     Interest                                  $1,388         $-0-      $-0-
     Taxes - Income Based                          -0-         -0-       -0-

The accompanying notes are an integral part of these financial statements.


                           AccuImage Diagnostics Corp.
                          NOTES TO FINANCIAL STATEMENTS

NOTE #1 - Corporate History

The Company was organized on February 2, 1990 under the laws of the State of Nevada as Black Pointe Holdings, Inc. On June 27, 1996, the Company filed a Certificate of Amendment at the office of the Secretary of State, State of Nevada, changing the name to AccuImage Diagnostics Corp.

The Articles of Incorporation state the Company's purpose as, "the purpose for which this corporation is organized is to engage in any lawful activity both within and outside of the state of Nevada".

NOTE #2 - Significant Accounting Policies

A.       The Company uses the accrual method of accounting.
B. Revenues and directly related expenses are recognized in the period when the goods or services are shipped or performed to the customer.
C. The Company considers all short term, highly liquid investments that are readily convertible within three months, to known amounts as cash equivalents. The Company currently has no cash equivalents.
D. Primary Earnings Per Share amounts are based on the weighted average number of shares outstanding at the dates of the financial statements. Fully Diluted Earnings Per Shares shall be shown on stock options and other convertible issues that may be exercised within ten years of the financial statement dates.
E.       Inventories:   Inventories are stated at the lower of cost, determined
         by the FIFO method or market.
F. Depreciation: The cost of property and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is depreciated (amortized) over the lesser of the length of the related assets or the estimated lives of the assets. Depreciation is computed on the straight line method for reporting purposes and for tax purposes.
G. Estimates: The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
H. Non Cash Investing & Financing Activities: The Company has had no non cash investing or financing activities.

NOTE #3 - Stockholders' Equity

The Company is authorized to issue two classes of shares which shall be designated Common Stock and Preferred Stock, respectively. The total number of shares of Common Stock the Company is authorized to issue is Fifty Million shares, whose par value shall be one-tenth cent each. The total number of shares of Preferred Stock the Company is authorized to issue is Ten Million shares, whose par value shall also be one-tenth cent each. Preferred Stock may be issued from time to time in one or more series, and the Board of Directors of the Company is hereby authorized to determine the designation of any such series, to fix the number of shares of any such series, and to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock. The Board of Directors is also authorized, within the limits and restrictions stated in any resolution or resolutions of the board originally fixing the number of shares constituting any series of Preferred Stock, to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of such series subsequent to the issuance of shares of that series.

The holders of the Common Stock shall always be entitled to one vote per share of Common Stock in the election of directors and upon each other matter coming before any vote of shareholders.

In 1996, a shareholder returned at no cost to the Company 3,407,900 shares of its issued and outstanding shares for cancellation.

Stock Options

         At a meeting of the Board of Directors held on August 29, 1997, the Company approved a Stock Option Plan which authorized the future issuance of options for 1,600,000 shares of the Company's common stock. On January 5, 1998, the Company granted options to acquire 900,000 shares of its common stock at $0.38 per share. The option price is equal to the trading price at the date of the option ratification. The options have a life of 10 years from January 5, 1998.

         On June 15, 1998, the Company granted its newly elected President and Chief Executive Officer, options to purchase 400,000 shares of its common stock at $0.46875 per share. These options have a life of 10 years from June 15, 1998. The shares vest 100,000 shares on the first anniversary of the grant date and 25,000 shares each quarter thereafter.

         On June 21, 1998, the Company granted to the Executive Assistant to the President, options to purchase 20,000 shares of common stock at $0.42 per share. The options may be exercised for 10 years from the grant date and 10,000 shares vest six months from grant date and 5,000 each quarter thereafter.

         On November 1, 1998, the Company granted to an employee, options to acquire 20,000 shares of its common stock at $0.42 per share, 10,000 shares vest six months from the grant date and the remaining 10,000 shares vest twelve months from the grant date. The options may be exercised 10 years from the grant date.

NOTE #4 - Compensation Agreement

On June 15, 1998, the Company agreed to pay its President $140,000 annually. The Agreement provides for an annual bonus of $60,000 if revenues and profit goals as pre-determined by the Board of Directors are met. The Agreement requires written notice of thirty days by either party to terminate.

On June 21, 1998, the Company signed an Employment Agreement with the Executive Assistant to the President. The Agreement provides for a base salary of $40,000 annually and may be canceled by either party by written notice of thirty days.

On November 1, 1998, the Company signed an Employee Agreement with an employee to be Vice President of Sales of Marketing. The Agreement provides for a base salary of $40,000 and commission guaranteed to be not less than $36,000 annual. This Agreement can be canceled with a written notice of three months.

NOTE #5 - Income Taxes & Net Operating Loss Carryforwards for Income Tax
          Purposes

The Company has incurred losses that can be carried forward to offset future earnings if conditions of the Internal Revenue Codes are met. These losses are as follows:

 Year Of Loss      Amount          Expiration Date
-----------------------------------------------------
    1990         $  1,470               2010
    1991              120               2011
    1992              120               2012
    1993              120               2013
    1994              120               2014
    1995              170               2015
    1996            5,480               2016
    1997          460,949               2017
    1998          621,432               2018

The Company has adopted FASB 109 to account for income taxes. The Company currently has no issues that create timing differences that would mandate deferred tax expense. Net operating losses would create possible tax assets in future years. Due to the uncertainty as to the utilization of net operating loss carryforwards an evaluation allowance has been made to the extent of any tax benefit that net operating losses may generate.

                                       1998        1997         1996
                                       ----        ----         ----
Current Tax Liability of Net
  Operating Loss
 Carryforwards at Current
  Prevailing Federal
 Tax Rate                          $ 374,307      $ 163,020     $ 2,306
  Evaluation Allowance             ( 374,307)     ( 163,020)    ( 2,306)
                                   ----------     ----------    --------
  Net Tax Liability                $      -0-     $      -0-    $    -0-
                                   ==========     ==========    ========
 Current Income Tax Expense        $      -0-     $      -0-    $    -0-
 Deferred Income Tax Expenses             -0-            -0-         -0-

NOTE #6 - Equipment, Property & Licenses

The cost of equipment and property is depreciated over the estimated useful life of the related assets. Depreciation is completed on the straight line method for financial reporting purposes. Maintenance and repairs are charged to operations when occurred. Betterments and revenues are capitalized.

The following is a summary of equipment, property and license at cost with purchase allowance valuation and accumulated depreciation.


                                           1998             1997         1998     1997
                   1998      1997     Depreciation   Depreciation  Accumulated   Accumulated
Assets             Cost      Cost     Amortization   Amortization  Depreciation  Amortization
----------------------------------------------------------------------------------------------
Office Equipment  $53,307   $45,566   $ 9,360        $ 5,989        $ 5,348        $5,989
Software           22,929    22,929     1,336          6,664          3,840         6,664
Software            7,420     7,420       744            744          1,488           744
Licenses          140,916   305,416   135,579         40,427         67,230        91,991
                  -----------------------------------------------------------------------
     Total        224,572   381,331   147,019         53,824         87,906       105,388
                  =======================================================================


In 1998, Licenses that the Company had estimated would have a useful life of ten years were canceled by the licensor. These licensees had an original cost of $164,500. The Company wrote off the remaining unamortized cost of $118,240 as amortized expense in the year ended September 30, 1998.

NOTE #7 - Business Combinations

On September 30, 1997, the Company issued 4,000,000 shares of its common stock to acquire AccuImage, Inc., in a business combination accounted for as a purchase. AccuImage Inc., was primarily engaged in medical visualization technology. On June 30, 1998, shareholders of AccuImage, Inc., surrendered without consideration 2,000,000 shares of the common stock received in the initial business combination and that the 2,000,000 shares so received would be reallocated to the original shareholders of AccuImage Diagnostics Corporation. Subsequent to the exchange AccuImage, Inc., would be dissolved.

NOTE #8 - Foreign Source Revenues

The Company has had revenues from sources outside of the United States, all sales originated in and were accounted for in U.S. dollars.

                                  1998              1997
 Country                         Amount           Amount
 --------------------------------------------------------
 Taiwan                          40,000          $    -0-
 Korea                                            90,606
 Germany                                          39,000
 South Africa                                     21,000
 Singapore                                        40,000
 China                                            27,900
 -------------------------------------------------------
 Total Foreign Sales            $40,000         $218,506
                                ========================

NOTE #9 - Product Warranty

During the year ended September 30, 1998 & 1997, the Company sold its products to various users throughout the world. Each sale was tailored to meet the needs of the customer. As part of each sale the Company gave product warranties for training, usage and adapting the product to the specific needs of the Customer. The Company has no history of what such warranties may cost based upon actual performance. To provide for the cost of the warranty in the same period as the sale accorded a reserve for warranty has been provided at 8% of product sales.

NOTE #10 - New Technical Pronouncements

In 1997, SFAS No. 129, "Disclosure of Information about Capital Structure" was issued effective for periods ending after December 15, 1997. The Company has adopted the disclosure provisions of SFAS No. 129 effective with the fiscal year ended September 30, 1998.

In June 1997, SFAS No. 130, "Reporting Comprehensive Income" was issued effective for fiscal years beginning after September 30, 1997, with earlier application permitted. The Company has elected to adopt SFAS No. 130 effective with the fiscal year ended September 30, 1998. Adoption of SFAS No. 130 is not expected to have a material impact on the Company's financial statements.

In June 1997, SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" was issued for fiscal year beginning after September 30, 1997, with earlier application permitted. The Company has elected to adopt SFAS No. 131, effective with the fiscal years ended September 30, 1998. Adoption of SFAS No. 131 is not expected to have a material impact on the Company's financial statements.

NOTE #11 - Licenses

NIT License

         The Company holds an exclusive license from Neo Imagery Technology, Inc., a California Corporation, (NIT). The NIT license grants the Company to employ the technology and any modifications or improvements thereto and to commercially distribute the technology. The technology relates to the three-dimensional medical imagining computer software. The territory of the license is the entire world. The license commences on May 15, 1997 and terminates September 17, 1998. The Company paid NIT a license fee of $50,000 and shall pay NIT a royalty of 35% of its gross income from the sales, rentals, leases, licenses or royalties from the technology on sales occurring prior to the close of business on July 31, 1997 and 25% of its gross income on sales occurring thereafter. Not withstanding the foregoing, royalties shall not be less than $2,000 for the period ending on the close of business on July 31, 1997 and $100,000 per year for each year thereafter.

         Upon expiration of the Licensing Agreement on September 17, 1998, the License was not extended. The Company holds ten Licenses for resale that are not affected by the non renewal of the License Agreement.

NETEC License

         The Company paid $10,000 to National Science and Technology Development Agency, Bangkok Thailand, for a license to act as an "exclusive authorized reseller" of hardware and software known as CalScore 1.0. The license expires five year from the inception date of February 17, 1997.

Exclusive Purchase and Development Contract

         On September 17, 1995, AccuImage Inc., the Company's wholly owned subsidiary entered into an Agreement with Mr. Uwe Mundy (the developer) of Erlangen, Germany. The developer has developed a 3-D medical imaging software packaging referred to as AIDP. The developer grants to the Company an exclusive license to use and sell the AIDP software for a period of ten years. The developer will be paid a license fee of $34,000 and an additional $200,000 based upon 5% of sales revenues.

         Subsequent to September 30, 1998, the Company and Mr. Uwe Mundy signed a Severance Agreement and General Release that concluded Mr. Mundy's employment, paid him $24,000 in severance pay, authorized the issuance of 220,000 shares of common stock, restricted, and released the Company from all other obligations to which Mr. Mundy may have had claim.

NOTE #12 - Service and Support Agreement

On September 30, 1997, the Company entered into an agreement, with Imatron, a New Jersey Corporation. Imatron, Inc., AccuImage, Inc., and AccuImage Diagnostics Corp., have the same individual acting as Chairman of the Board and as Director. The agreement was modified in an updated version on November 10, 1997. The agreement provides for Imatron to be the exclusive authorized service provider for all products sold by the Company subject to Imatron's review on a product by product basis Imatron has the right to exclude sites based upon geography and/or staffing. Following are the broad general terms of the agreement.

Installation Services

         Installation of an AccuImage system will be done for a flat fee, (billable to AccuImage) for any site not electing to purchase a warranty extension.

         Installation will be done at no charge for sites electing to purchase a warranty extension at the time of system purchase. This is done as a sales incentive to AccuImage.

         If installation services are performed, a warranty extension is sold by AccuImage, but Imatron elects to refuse service (unable per above) than the standard installation fee of $2,500 will apply.

Warranty Service

         Imatron will perform Warranty on all AccuImage systems for a flat rate fee (chargeable to AccuImage), with or without a Warranty Extension.

         AccuImage will provide parts replacement, or repair, for all defective FRU's during the term of the initial 12 month warrant. This is in effect a warranty pass-through from the original equipment manufacturer and/of reseller.

Software Support and Customer Training

         AccuImage will perform initial software installation prior to shipment. Imatron will install follow on updates/upgrades as needed. Customer installed updates/upgrades will be performed by the customer with Imatron providing assistance as necessary.

         AccuImage will provide Technical Support to Imatron as needed.

         Customer application training remains the responsibility of AccuImage. Imatron will provide "system operations" training and assistance as needed for no additional charge.
-------------------------------------------------------------------------------

(b)      Interim Financial Statements

         INDEX

         Balance Sheets as of March 31, 1999 (Unaudited) & September 30, 1998

         Statement of Operations  (Unaudited)  for the Period October 1, 1998 to
              March 31, 1999 and the Period October 1, 1997 to March 31, 1998 and the Period January 1, 1999 to March 31, 1999 and the Period January 1, 1998 to March 31, 1998

         Statements of Cash Flows  (Unaudited) for the Period October 1, 1998 to
              March 31, 1999 and the Period October 1, 1997 to March 31, 1998

         Notes to Interim Financial Statements
----------------------------------------------------------------------

                           AccuImage Diagnostic Corp.
                                 BALANCE SHEETS
                 March 31, 1999 (Unaudited) & September 30, 1998

                                                March       September
                                              31, 1999      30, 1998
                                              --------      ---------
           Assets
Current Assets
 Cash                                         $134,083         $2,117
 Accounts Receivable                           155,298         17,226
 Inventory                                       9,576         12,366
 Consigned Goods
 Prepaid Expenses                                   -0-         3,667
 License Rights for Resale                      81,850         81,850
                                                ------         ------

  Total Current Assets                         380,807        117,226

Equipment, Property & License
 Office Equipment, Net                          25,209         37,959
 Software Net                                   21,987         25,021
 License Net                                    58,583         73,686
                                                ------         ------

  Total Equipment, Property & License          105,779        136,666

Other Assets
 Deferred Private Offering Costs                    -0-        22,290
 Security Deposit                                4,318          4,318
                                                 -----          -----

  Total Other Assets                             4,318         26,608
                                                 -----         ------
  Total Assets                                $490,904       $280,500
                                              ========       ========
  Liabilities & Stockholders' Equity

Current Liabilities
 Accounts Payable                              $45,487         $18,981
 Accrued Expenses                               13,402          83,263
 Payroll Tax Payable                               204             204
 Sales & Use Tax Payable                        10,088           5,270
 Product Warranty Reserve                       29,665          29,665
 Notes Payable                                 106,500         156,500
                                               -------         -------

   Total Current Liabilities                   205,346         293,883

Stockholders' Equity
 Preferred Shares 10,000,000 Shares Authorized
  at $0.001 Par Value (None Issued)
 Common Shares 50,000,000 Authorized at $0.001
  Par Value; 9,747,000 Shares 8,732,000 Shares
  Issued and Outstanding Respectively            9,747           8,732
 Paid In Capital                             1,427,463       1,067,268
 Deficit Accumulated                        (1,151,652)     (1,089,383)
                                            -----------     -----------

  Total Stockholders' Equity                   285,558         (13,383)
                                               -------         --------
  Total Liabilities & Stockholders' Equity    $490,904        $280,500
                                              ========        ========

The accompanying notes are an integral part of these financial statements.

                           AccuImage Diagnostic Corp.
                       STATEMENT OF OPERATIONS (UNAUDITED)
                 For the Period October 1, 1998 to March 31, 1999
                 and the Period October 1, 1997 to March 31, 1998 and the Period January 1, 1999 to March 31, 1999 and the Period January 1, 1998 to March 31, 1998

                               October     October     January      January
                               1, 1998     1, 1997     1, 1999      1, 1998
                              to March    to March     to March     to March
                              31, 1999    31, 1998     31, 1999     31, 1998
                              --------    --------     --------     --------

Revenues
 Sales                       $479,764     $358,974    $283,979      $286,574
 Installation                      -0-          -0-         -0-           -0-
                                   ---          ---         ---           ---

  Total Revenues              479,764      358,974     283,979       286,574

Cost of Goods Sold
 Beginning Inventory           12,366        8,521      12,366         8,521
 Purchase & Costs              90,963      102,639      52,200        42,596
 Commissions & Fees                -0-          -0-         -0-           -0-
 Ending Inventory              (9,576)     (11,072)     (9,576)      (11,072)
                               -------     --------     -------      --------

 Total Costs of Goods Sold     93,753      100,088      54,990        40,045
                               ------      -------      ------        ------
 Gross Profit                 386,011      258,886     228,989       246,529

Operating & Administrative
 Expenses
                              453,001      516,569     237,638       182,484
                              ------       -------     -------       -------
 Loss from Operations         (66,        (257,683)     (8,649)       64,045

Other Income (Expenses)
 Interest Income                4,720        4,884       4,211         1,074
                                -----        -----       -----         -----

 Net Loss                    ($62,270)   ($252,799)    ($4,438)      $65,119
                             =========   ==========    ========      =======

The accompanying notes are an integral part of these financial statements.

                           AccuImage Diagnostic Corp.
                      STATEMENTS OF CASH FLOWS (UNAUDITED)
                For the Period October 1, 1998 to March 31, 1999
                and the Period October 1, 1997 to March 31, 1998

                                                     March           March
                                                  31, 1999        31, 1998

Cash Flows from Operating Activities
 Net Profit (Loss)                                ($62,270)      ($252,799)
 Adjustments to Reconcile Net Loss to
  Net Cash Used by Operating Activities
  Depreciation                                       6,240           4,680
  Amortization                                      18,138          69,424
  Rounding                                              10              (1)
 Changes in Operating Assets & Liabilities
  (Increase) Decrease in Accounts Receivable      (138,072)       (107,081)
  (Increase) Decrease in Inventory                   2,790          (2,551)
  (Increase) Decrease in Prepaid Expenses            3,667           8,700
  (Increase) Decrease in License Rights                 -0-             -0-
  (Increase) Decrease in Security Deposits              -0-         (3,917)
  (Increase) Decrease in Consigned Goods                -0-         (3,809)
  (Decrease) Increase in Accounts Payable           26,506              -0-
  (Decrease) Increase in Accrued Expenses          (69,861)         (2,337)
  (Decrease) Increase in Payroll Tax Payable            -0-        (14,128)
  (Decrease) Increase in Sales & Use Tax Payable     4,818               -0-
                                                     -----               ---

  Net Cash Used by Operating Activities           (208,034)       (303,819)

Cash Flows from Investing Activities
 Equipment Purchased                                    -0-         (1,054)

  Net Cash Used in Investing Activities                 -0-         (1,054)
                                                        ---         -------

Cash Flows from Financing Activities
 Proceeds from Long Term Debt                           -0-             -0-
 Proceed from Sale of Common Stock                  390,000             -0-
 Deferred Private Offering Memorandum Costs             -0-             -0-
 Payment on Notes Payable                           (50,000)            -0-

         Net Cash Provided by
         Financing Activities                       340,000             -0-

         Increase (Decrease) in
         Cash & Cash Equivalents                    131,966       (304,873)

         Cash & Cash Equivalents at
         Beginning of Period                          2,117        333,762
                                                      -----        -------

         Cash & Cash Equivalents at
         End of Period                             $134,083        $28,889
                                                   ========        =======

Disclosures of Cash Used by Certain Operating
 Activities

     Interest                                        $1,750            $-0-
     Taxes-Income Based                                  -0-            -0-

The accompanying notes are an integral part of these financial statements.


                           AccuImage Diagnostics Corp.
                          NOTES TO FINANCIAL STATEMENTS

NOTE #1 - Corporate History

The Company was organized on February 2, 1990 under the laws of the State of Nevada as Black Pointe Holdings, Inc. On June 27, 1996, the Company filed a Certificate of Amendment at the office of the Secretary of State, State of Nevada, changing the name to AccuImage Diagnostics Corp.

The Articles of Incorporation state the Company's purpose as, "the purpose for which this corporation is organized is to engage in any lawful activity both within and outside of the state of Nevada".

NOTE #2 - Significant Accounting Policies

A.       The Company uses the accrual method of accounting.
B. Revenues and directly related expenses are recognized in the period when the goods or services are shipped or performed to the customer.
C. The Company considers all short term, highly liquid investments that are readily convertible within three months, to known amounts as cash equivalents. The Company currently has no cash equivalents.
D. Primary Earnings Per Share amounts are based on the weighted average number of shares outstanding at the dates of the financial statements. Fully Diluted Earnings Per Shares shall be shown on stock options and other convertible issues that may be exercised within ten years of the financial statement dates.
E.       Inventories:   Inventories are stated at the lower of cost, determined
         by the FIFO method or market.
F. Depreciation: The cost of property and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is depreciated (amortized) over the lesser of the length of the related assets or the estimated lives of the assets. Depreciation is computed on the straight line method for reporting purposes and for tax purposes.
G. Estimates: The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

H. Non Cash Investing & Financing Activities: The Company has had no non cash investing or financing activities.

NOTE #3 - Statement Preparation

The Company has prepared the accompanying financial statements with interim financial reporting requirements promulgated by the Securities & Exchange Commission. The information furnished reflects all adjustments which are, in the opinion of management, necessary for a fair presentation of financial position and results of operations.

The financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's 1998 annual report.

PART III

ITEM 1.  INDEX TO EXHIBITS

         The following exhibits are filed with this Registration Statement:

Exhibit No.    Exhibit Name
-----------    ------------
2.1            Rescission and Transfer Agreement, dated June 30, 1998

2.2            Stock Allocation Agreement, dated June 30, 1998

3.1            Articles of Incorporation of Company, filed February 2, 1990

3.2 Certificate of Amendment of Articles of Incorporation of Company, filed June 27, 1996

3.3            Bylaws of the Company

10.1 Product Development, Distribution, and Warranty Support Agreement, dated April 14, 1999

10.2           Company 1998 Stock Option Plan

10.3           Company 1998 Stock Option Agreement

10.4           Poirson Employment Agreement

10.5           Taylor Employment Agreement

27             Financial Data Schedule

ITEM 2.  DESCRIPTION OF EXHIBITS

         See Item 1 above.

SIGNATURES

         In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         ACCUIMAGE DIAGNOSTICS CORP.
                                         (Registrant)

                                         By:  /s/ Allen B. Poirson
  Date: June 30, 1999                       -------------------------------
                                            ALLEN B. POIRSON, President & CEO